EX 99.28(d)(6)(ii)

Amendment

to Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Dimensional Fund Advisors LP

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Dimensional Fund Advisors LP, a Delaware limited partnership and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of the Jackson Variable Series Trust (“Trust”), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. “Management.”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph r) in Section 3. “Management.” under the heading entitled: “The Sub-Adviser further agrees that it:”

r)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser’s duties under this Agreement.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 22 day of December 2016, effective December 14, 2016.

Jackson National Asset Management, LLC		Dimensional Fund Advisors LP

By:	/s/ Mark D. Nerud	By:	/s/ Gregory K. Hinkle
Name:	Mark D. Nerud	Name:	Gregory K. Hinkle
Title:	President and CEO	Title:	Chief Financial Officer and Vice President